Exhibit 4.12
Terms and Conditions of the
ASML Performance Stock Option Plan
for Members of the Board of
Management (Version 2)

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Related documents
In these terms and conditions reference is being made to the ASML Stock Option Plan (version 2) and the ASML Insider Trading Rules 2005 as amended from time to time (the ‘ASML Insider Trading Rules’). These documents can be consulted on the ASML Intranet.

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Article 1 Definitions
In the terms and conditions of this Plan and in the related documents, the following terms and expressions shall have the meanings as set out and below, unless explicitly stated otherwise:

Articles of Association	the articles of association of the Company as amended from time to time;

Board of Management	the board of directors of the Company as mentioned in Article 13 of the Articles of Association;

Company	ASML Holding N.V., having its registered seat at De Run 6501, 5504 DR Veldhoven, The Netherlands, registered with the Chamber of Commerce (Kamer van Koophandel) of Oost-Brabant under registration number 17085815;

Conditional Option	an Option which is conditional upon the achievement of pre-determined Performance Conditions at the end of the Performance Period and which becomes an Unconditional Option upon such achievement;

Date of Grant	the date on which a grant of a Conditional Option is made in writing to a Participant, which shall be the date specified in the Option Agreement;

Embargo Period	the period following the Date of Grant as specified in the Option Agreement, in which a Conditional or Unconditional Option cannot be exercised;

Exercise Period	the period following the Embargo Period in which an Unconditional Option can be exercised in accordance with Article 8;

Exercise Price	the price at which the Participant may acquire one Share upon the exercise of one Option, which is determined in accordance with Article 6;

Expiration Date	the last day of the Option Period, being the last day on which the Option can be exercised as specified in the Option Agreement;

General Meeting	the general meeting of shareholders as mentioned in Article 27 of the Articles of Association;

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Group Company	an affiliated company of ASML, in which the affiliation is determined by section 24c of Book 2 of the Dutch Civil Code, irrespective of the jurisdiction of such company and irrespective of the place where it has its registered office;

Option	a right granted by the Company to the Participant to acquire one Share during the Exercise Period against payment of the Exercise Price. Options granted to United States residents or citizens will give such Participants the right to acquire Shares quoted on the NASDAQ while Options granted to all other Participants will give the right to acquire Shares quoted on the Euronext;

Option Agreement	the signed written agreement, including all annexes thereto, between the Participant and the Company, setting forth the terms and conditions of the Options;

Option Period	the period in which the Option remains valid beginning on the date of Grant and ending on the Expiration Date as specified in the Option Agreement;

Option Rules	the ASML Stock Option Plan (version 2) including any modifications subsequently introduced therein in conformity with the same, on which this Plan is based;

Participant	a member of the Board of Management to whom a grant of a Conditional Option has been made under the terms and conditions of this Plan or, upon death, the heirs of such member of the Board of Management;

Performance Conditions	the performance conditions attached to the grant of a Conditional Option as set out in the annex to the Option Agreement;

Performance Period	the period of one (1) calendar year which is the financial year in which the Conditional Option is granted, over which period the fulfillment of the Performance Condition is measured in accordance with Article 9;

Plan	the terms and conditions of the ASML Performance Stock Option Plan for Members of the Board of Management including the Award Agreement and the Confirmation Letter of Release as amended from time to time in accordance with the provisions hereof;

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Remuneration Policy	the remuneration policy for the Board of Management of ASML Holding N.V. as adopted by the General Meeting of Shareholders as amended from time to time, and in respect of a grant of Conditional Options, the remuneration policy as applicable at the respective Date of Grant;

Scheme Audit	objective determination of the fulfillment of the Performance Conditions at the end of the Performance Period by the Company’s auditor or an independent expert appointed by the Supervisory Board;

Share	an ordinary share in the capital of the Company, having a nominal value of EUR 0.02 (two eurocents) or any other nominal value such Share may have in the future;

Stock Exchange	the stock exchange of Euronext Amsterdam NV, The Netherlands, or the NASDAQ Stock Market New York City, New York, United States of America;

Supervisory Board Unconditional Option	the board of supervisory directors of the Company as mentioned in Article 20 of the Articles of Association; and

a Conditional Option which has become unconditional as a result of the achievement of the Performance Conditions and which will become exercisable after expiration of the Embargo Period.
Article 2 Interpretation
Words or expressions used in the Plan shall where appropriate:
(i)	when denoting the masculine gender include the feminine and vice versa;

(ii)	when denoting the singular include the plural and vice versa;

(iii)	when referring to any enactment be construed as a reference to that enactment as for the time being consolidated, amended, re-enacted or replaced and shall include any regulations made there under;

(iv)	when a period of time is specified and starts from a given day or the day of an act or event or ends on a given day, be calculated inclusive of that day;

(v)	be construed such that the headings and sub-headings are for ease of reference only, and do not affect the interpretation of any Article;

(vi)	when referring to any enactment or regulations under Dutch law be construed at the discretion of the Supervisory Board as a reference to other applicable laws or regulations of any other country (or region of a country); and

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(vii)	references to tax and/or social security contributions and/or withholding taxes shall for the avoidance of doubt include The Netherlands and any other jurisdiction to which a Participant may be subject.
Article 3 Scope and Object
This Plan is part of the Option Rules and contains the terms and conditions that are applicable to the Participant pursuant to Article IV of the Option Rules.
The Participant is aware of the fact that the value of the Shares may fluctuate, and that the Company does not guarantee that the Participant will derive any benefit from the Options granted under this Plan.
Nothing in this Plan or related documents by themselves or in combination shall be construed as an expressed or implied contract of employment or a guarantee of continued future employment.
Article 4 Grant of Conditional Options
4.1	A grant of Conditional Options can be made in accordance with the Remuneration Policy and the terms and conditions set forth in this Plan, on an annual basis and in accordance with a consistent policy regarding frequency, timing and terms and conditions, and subject to the ASML Insider Trading Rules and applicable mandatory provisions regarding insider trading, as amended from time to time.

4.2	Each grant shall be evidenced by an Option Agreement concluded between the Participant and the Company, setting forth the terms and conditions pertaining to such grant. By signing the Option Agreement the Participant acknowledges that he has read the Plan and the ASML Insider Trading Rules and declares that he fully understands and will fully comply with the provisions of the Plan and the ASML Insider Trading Rules.

4.3	An Option Agreement shall specify, inter alia, the number of Conditional Options granted, the Date of Grant, the Option Period, the Embargo Period, the Exercise Period, the Exercise Price, the Performance Condition, the Performance Period and all such other information as required by the terms and conditions of this Plan.

4.4	If the Participant wishes to participate in the Plan, he is required to return a signed copy of the Option Agreement to the Company within thirty (30) calendar days following the date on which the Option Agreement has been signed by the Company as stated in the Option Agreement. Option Agreements signed and returned before the due date will be considered accepted by the Participant on the date the Option Agreement has been signed by the Company.

4.5	Except for the payment provisions as set out in Article 13, no consideration shall be payable by a Participant for the grant of a Conditional Option made for his benefit.

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Article 5 Option Period
5.1	The Option Period shall be ten (10) years as from the Date of Grant as specified in the Option Agreement.

5.2	Unconditional Options may only be exercised within the Exercise Period following the expiry of the Embargo Period as specified in the Option Agreement in accordance with the provisions of Article 8 of this Plan.

5.3	Unconditional Options that have not been within the Exercise Period shall lapse on the day following the Expiration Date and become null and void.

5.4	Notwithstanding the provisions of paragraphs 1 through 3 of this Article 5, the Option Period may be extended under the circumstances as referred to in Article 10.5 by a maximum period of twelve (12) months.
Article 6 Exercise Price
The Exercise Price shall be equal to the closing price ‘cum dividend’ of a Share on the Stock Exchange on the Date of Grant. For United States residents or citizens, the EUR (euro) denominated Exercise Price will be converted into a USD (United States dollar) Exercise Price by taking the Exercise Price defined in the first sentence of this Article and applying the EUR–USD exchange rate fixing on the Date of Grant as performed by the European Central Bank at or around 14.00 hours C.E.T.
Article 7 Non-transferability of the Option
The Option granted is strictly personal and non-transferable. No Option shall be capable of being sold, transferred or assigned by the Participant other than in a manner specified in the Plan and the Option cannot be charged, pledged, encumbered or otherwise used for the purpose of creating security title or interest of whatever nature.
Article 8 Exercise of Unconditional Options
8.1	Notwithstanding the provisions of Article 10, the Unconditional Options are exercisable at any time during the Exercise Period, provided that the Participant is employed by the Company or any Group Company at the last day of the Embargo Period.

8.2	The Unconditional Options may be exercised only in accordance with established ASML procedures existing at the time of exercise.

8.3	When exercising the Unconditional Options the Participant must comply with the ASML Insider Trading Rules, as in force at the time of exercise.

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8.4	The Unconditional Options may be exercised by the Participant for the total number which has vested or in tranches of 100 or multiples thereof (with the exception of the last tranche), with the provision that each exercise must take place within the Exercise Period, provided such exercise is not in conflict with the provisions of Article 14.
Article 9 Performance Conditions
9.1	In accordance with the Remuneration Policy, the Supervisory Board shall have the authority and complete discretion to impose Performance Conditions, being conditions and limitations in addition to any conditions and limitations contained in this Plan which must be achieved at the end of the Performance Period in order for the Conditional Option to vest and become an Unconditional Option, provided that such additional conditions and limitations shall:
(i)	be objective and are specified in the Option Agreement; and

(ii)	be such that the grant of the Option after the Scheme Audit and the fulfillment or attainment of any Performance Conditions and limitations so specified shall not be dependent upon the further discretion of any person, other than the determination by the Supervisory Board that such conditions or limitations have been fulfilled based on the Scheme Audit; and

(iii)	not be capable of amendment, variation or waiver unless a major change in the organization and/or the market and/or business circumstances occurs which causes the Supervisory Board to consider that a waived, varied or amended condition would be a fairer measure of performance and would not be more difficult nor easier to satisfy than any existing additional conditions.
9.2	Where necessary or desirable for the administration of the Plan, the Supervisory Board shall establish operating guidelines regarding, inter alia, the Performance Conditions and the procedure for arranging, operating and completing the Scheme Audit.

9.3	Promotion, demotion or transfers within the Company or Group Company of a Participant at any time during the Performance Period shall not affect any Option nor shall it affect the fulfillment of the Performance Conditions attached to any Option granted.
Article 10 Termination of employment
10.1	Notwithstanding the provisions of Article 10.2, if a Participant ceases to be employed with the Company or with a Group Company during the Performance Period, the number of Conditional Options that become Unconditional Options shall be the number of Options that is related to the fulfillment of the Performance Conditions over the relevant Performance Period, multiplied by a factor reflecting the period in which the Participant was employed within the Group during the Performance Period. This factor is calculated by dividing the period of actual employment during the Performance Period in terms of months, rounded up to the nearest whole month, by the total Performance Period, in terms of months. The Embargo Period for the Conditional Options which have become Unconditional Options in accordance with this Article 10.1 shall end on the day following the last day of the Performance Period.

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10.2	If a Participant is given notice of termination of employment in circumstances involving fraud, gross negligence, willful misconduct or any other activity detrimental to the Company or Group Company, all outstanding Options, whether Conditional or Unconditional, shall immediately lapse and become null and void on the date that such notice of termination of employment is given. These Options will become null and void without the Participant being entitled to any compensation in this respect from the Company or Group Company.

10.3	If a Participant dies during the Performance Period or ceases to be employed with the Company or with a Group Company during the Performance Period as a result of disability or incapacity to act, the number of Conditional Options that become Unconditional Options shall be fixed at the number of Options linked to Target Achievement as defined in the annex to the Option Agreement; multiplied by a factor reflecting the period in which the Participant was employed with the Company and/or with a Group Company during the Performance Period. This factor is calculated in accordance with Article 10.1. Notwithstanding the application of such pro-rated calculation, the Supervisory Board in its absolute discretion may (i) waive the application of this pro-rated calculation method and determine that a number up to and including the maximum number of Conditional Options as mentioned in the Option Agreement shall vest and become Unconditional Options, and/or (ii) decide that the Embargo Period for the Conditional Options which have become Unconditional Options in accordance with this Article 10.3 shall end on the day following the last day of the Performance Period.

10.4	If a Participant dies after the Performance Period or ceases to be employed with the Company or with a Group Company after the Performance Period as a result of disability or incapacity to act, any Unconditional Options shall be exercisable during (A) the period from the date of termination of employment until the Expiration Date, or (B) the period from the date of termination of employment until the date which is twelve (12) months following the date of termination of employment, whichever period is the longest.

10.5	If employment ceases, for reasons other than those mentioned in Article 10.2 or 10.4, at any time following the end of the Performance Period, any Unconditional Options will become exercisable after the date of termination of employment.
Article 11 Variation of capital
11.1	Subject to Article 12, in the event of a share split, reverse share split, any capitalization issue (other than a capitalization issue in substitution for, or as an alternative to, a cash dividend), or rights issue or rights offer or any reduction, sub-division, consolidation or other variation of the capital of the Company affecting the number of Options in issue (including any change in the currency in which Options are denominated), the number of Options subject to any grant may be adjusted by the Company without prejudice (including retrospective adjustments where appropriate) in such manner as the Company considers to be in its opinion fair and reasonable, however, in no event shall the Company be obliged to make such adjustment.

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11.2	Notice of any adjustment shall be given by the Company to those Participants affected by such adjustment.
Article 12 Change of control
12.1	Subject to the Articles of Association, required approval of the General Meeting and any applicable laws, in the event of the Company’s dissolution, liquidation, sale of all or substantially all of its assets, merger, split, consolidation or similar transaction, change in control or share-for-share exchange, the Supervisory Board shall have the power to:
(i)	adjust the number of Options to the number of Options linked to Target Achievement as mentioned in the annex to the Option Agreement; and/or

(ii)	determine that Options become exercisable at the date of change of control or at the date of termination of employment which results from such change of control, or

(iii)	provide, at the request of the Participant, for the payment of an amount in cash equal to the benefit at exercise that the Participant could have received if he had exercised the Options at the date of change of control; or

(iv)	take whatever other steps the Supervisory Board considers appropriate.
12.2	All adjustments and/or payments described in Article 12.1 sub (i), (ii) and (iii) shall be made by the Supervisory Board and shall be checked and approved by an independent advisor. Such approval shall be conclusive and binding on all persons.

12.3	Except as expressly provided in this Article 12, no Participant shall be afforded any rights by reason of any capital or corporate reorganization of the Company. Any new Options or replacement of Options shall not affect any grants previously effected under the Plan.

12.4	A grant effected pursuant to the Plan shall not affect in any way the right or power of the Company to effect any capital or corporate reorganization.

12.5	If a corporate event occurs constituting a change of control of a Group Company due to which the Participant is no longer employed within the Group, the Supervisory Board can at its absolute discretion provide for any adjustments or payments as deemed appropriate such as, inter alia, continuation of the Plan or settlement of the outstanding grants of the Participant immediately prior to such corporate event.
Article 13 Tax, social security and costs
13.1	All applicable personal tax and employee social security contributions as a result of or in respect of the implementation of the Plan shall be borne by the Participant.

13.2	It shall be the obligation of the Company to issue or to procure the grant of the Options to the Participant and the Participant shall permit the Company or any Group Company to withhold and account for an amount equal to any wage or income tax, employee’s social

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security contributions liability and any other liabilities for which the Company or a Group Company as the case may be, has an obligation to withhold and account.
13.3	Whenever Options are to be granted under the Plan, the Company or any Group Company may require the Participant to remit to the Company or a Group Company or upon the request of the Participant to deduct as a one-off payment from the net salary or the net annual bonus (if any) of the Participant, an amount sufficient to satisfy all withholding tax requirements at the time of the exercise, including, but not limited to, the withholding of wage tax, income tax and social security contributions.

13.5	The Plan is based on the applicable tax and social security legislation and regulations prevailing at the Adoption Date. If any tax and/or social security legislation or regulations are amended after the Adoption Date and any tax or employee social security levies become payable, the costs and risks related thereto shall be borne by the Participant.

13.6	For the avoidance of doubt, the provisions of Articles 13.1 to 13.5 shall apply to a Participant’s liabilities that may arise on the exercise in more than one jurisdiction.

13.7	The Participant shall be liable for all costs relating to the exercise of the Option including but not limited to costs charged by stock brokers in connection with the Share acquired following the exercise of the Option and subsequent sale of such Share.

13.8	Costs relating to the issue of new and/or transfer of existing Shares following the exercise of the Option shall be for the account of the Company.
Article 14 Prevention of Insider Trading
The Participant who signs the Option Agreement shall at the same time be deemed to accept the applicable ASML Insider Trading Rules and to act accordingly.
Article 15 Notices
15.1	Notices which must be given by the Company to the Participant pursuant to or in connection with the Option Rules and/or the Plan shall be regarded as correctly addressed if sent to the address of the Participant as recorded in the Human Resources and Organization Staff Records Department of the Company or any other address as may appear to the Company to be appropriate, or by e-mail message or in any other format agreed in advance between the Participant and the person giving the notice on behalf of the Supervisory Board.

15.2	Any notice or other document required to be given to the Company or the Supervisory Board shall be delivered in a format agreed in advance between the Participant and the person receiving the notice. Notices sent by post, unless received earlier, shall be deemed to have been given on the fifth day following the date of posting.

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Article 16 Disputes
16.1	The Option Rules, the Plan, the Option Agreement including the annex thereto, and all further documents relating to the Option Rules and/or the Plan shall be governed by the laws of The Netherlands.

16.2	All disputes arising from the Option Rules, the Plan, the Option Agreement including the annex thereto and other documents relating to the Option Rules and/or the Plan, shall in the first instance, be settled by the District Court of Eindhoven.
Article 17 Amendments
17.1	The Supervisory Board shall have the power to amend the Option Rules and/or the Plan or add further provisions to the same at any time.

17.2	The Participant shall be informed in writing of any amendments or measures as referred to in this Article.
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